Mail Stop 4561

October 12, 2006

By U.S. Mail and Facsimile to (310) 888-6704

Mr. Christopher J. Carey
Chief Financial Officer
City National Corporation
City National Center
400 North Roxbury Drive
Beverly Hills, California 90210

> **Re: City National Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 001-10521**

Dear Mr. Carey:

We have reviewed your response dated September 22, 2006, and have the following additional comment. We think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.   After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1: Summary of Significant Accounting Policies
Goodwill and Intangibles, page A-11

1. Please refer to prior comments 2 and 3. In your response you refer to paragraph 39 of SFAS 142 for as your basis for the accounting treatment of the goodwill associated with the investment. This guidance applies to the goodwill associated with the disposal of a reporting unit, which does not appear to be applicable to your fact pattern. Therefore, the proportionate write down of goodwill does not appear to be appropriate. Please revise your financial statements to reflect the first accounting treatment described in your response and continue to evaluate the goodwill for impairment on an annual basis. If you continue to believe that the

accounting treatment applied is appropriate, please provide specific technical guidance that is applicable to your fact pattern.

*   *   *

As appropriate, please amend filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. You may wish to provide us drafts of your intended revisions in order to ensure that our comment is properly addressed prior to filing the amendment. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551- 3851if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant